NEWS RELEASE

BIRCH MOUNTAIN FILES APPLICATION FOR HAMMERSTONE PROJECT

CALGARY, May 25, 2006. Birch Mountain Resources Ltd. (“Birch Mountain” or the “Company”) (BMD:TSXV and AMEX) announces the filing of the Hammerstone Project Application and Environmental Impact Assessment with the Alberta Government regulatory authorities.

“Filing the Hammerstone Application is a significant stride forward for Birch Mountain,” says Doug Rowe, President and CEO. “We have invested extra effort and time to establish a long term vision for the facilities and expanded quarry to meet the projected requirements for limestone and limestone products in the Athabasca region to the year 2060.”

The Hammerstone Project has four components:

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An expanded quarry with in-pit aggregate production facilities,

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A limestone processing complex,

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Recycling and reclamation of spent reagents, and

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A closure and reclamation plan.

The Hammerstone Project includes an expanded quarry that will be integrated with the approved Muskeg Valley Quarry and will ultimately grow to an area of approximately 1,500 hectares (3,700 acres).  Aggregate processing facilities will be established within the quarry to supply the needs of the oil sands industry, local infrastructure and municipal demand, as well as providing the feedstocks for further limestone processing.  The limestone-processing complex includes a quicklime plant that will be built in stages, ultimately reaching a production capacity of 1,000,000 tonnes per year.  Some of the quicklime will be further processed into hydrated lime and milk of lime in plants with respective ultimate capacities of 400,000 and 100,000 tonnes per year.  Birch Mountain is also requesting approval to construct and operate a cement plant with an ultimate capacity of 500,000 tonnes per year of Portland cement.

The Hammerstone Application includes facilities to reprocess and/or reclaim the by-products created in the use of limestone or limestone-derived reagents.  Spent lime is produced as a by-product of using hydrated lime for water-treatment and will be received and regenerated for re-use in water treatment or other applications.  Birch Mountain is also seeking regulatory approval for the return of gypsum produced as a by-product of using lime or limestone in flue gas desulphurization or fluidized bed combustion or gasification systems.  The reclaimed materials will be incorporated within terrestrial landforms as part of the comprehensive reclamation plan, while still leaving a significant area as a fresh water lake.

“With the capability to recycle spent lime and receive and reclaim gypsum, Birch Mountain will take an industry-leading role in addressing the full life-cycle of our products, alleviating the customers’ obligation to deal with long-term storage and disposal of these by-products”, says Don Dabbs, Senior Vice President responsible for development approvals.  “While offering environmental solutions to the oil sands industry, we have worked to ensure our own project has the least possible environmental impact. As an example, a growing concern in the region is river water withdrawal and usage; the Hammerstone Project will take no water from the rivers,” says Dabbs.

Limestone aggregate is currently being sold on a spot basis into the local market from the Muskeg Valley Quarry and discussions with oil sands and local contract companies regarding term aggregate supply contracts are advancing well.  With the submission of the Hammerstone Application, Birch Mountain’s technical staff and consultants are now able to focus on the task of completing the prefeasibility update and financial valuation studies currently underway.  “We now expect the financial valuation to be delivered in mid-June, with the prefeasibility update and a NI 43-101 qualifying technical report following in early to mid-July,” explains Vice President, Exploration Hugh Abercrombie.

Continuing the corporate strategy of developing our mineral interests in the region, Birch Mountain has conducted preliminary field evaluations and initiated environmental studies of a planned satellite hard-rock quarry to supply premium-quality aggregate to oil sands projects in the northern part of the mineable oil sands area.  The Company expects to initiate regulatory procedures for quarry approval in late 2006.  In addition, Birch Mountain is investigating the possibility of a further satellite quarry on its mineral leases within 15 kilometres of the City of Fort McMurray.

FOR FURTHER INFORMATION, PLEASE CONTACT: Douglas Rowe, President & CEO or Don Dabbs, Senior Vice President Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

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